SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  EDUVERSE.COM
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    281649103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                               (Page 1 of 5 Pages)

-------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------                             --------------------------
CUSIP No.   281649103                                      Page 2  of 5    Pages
-------------------------                             --------------------------
--------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Alexander Cox
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: n/a
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                     Subscription Agreement
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
-------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   535,060 Shares of Common Stock
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    535,060 Shares of Common Stock
                         ------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,060 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.84%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   IND
------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Alexander Cox, an individual ("Cox") as the reporting person hereunder, relative to the acquisition by Cox of certain shares of common stock issued by Eduverse.Com. Cox has not made any previous filings on Schedule 13D relating to this acquisition or issuer.

                                  SCHEDULE 13D


-------------------------                             --------------------------
CUSIP No.   281649103                                      Page 3  of 5    Pages
-------------------------                             --------------------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Eduverse.Com ("Eduverse"). Eduverse maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Alexander Cox, an individual and citizen of Canada. The business address of Cox is 755 Burrard Street, Suite 428, Vancouver, British Columbia, Canada V6Z 1X6.

     Pursuant to General Instruction C of Schedule 13D, Cox (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, are as follows:

--------------------------------------------------------------------------------
        Name                                  Business Address
--------------------------------------------------------------------------------

Alexander Cox                                 755 Burrard Street
                                              Suite 428
                                              Vancouver, British Columbia
                                              Canada V6Z 1X6
--------------------------------------------------------------------------------

     Alexander Cox has the sole right to control the disposition of and vote the Eduverse securities acquired.

     During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a subscription agreement between Eduverse and Cox dated May 2, 2002 (the "Subscription Agreement"), 500,000 shares of restricted common stock of Eduverse were issued to Cox. The consideration exchanged for the securities of Eduverse was payment by Cox of $62,500.00.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of Eduverse as follows:

     (i) During the first quarter of fiscal year 2002, Eduverse engaged in a private placement offering under Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "1933 Securities Act"). Pursuant to the terms of the private placement, Eduverse offered 2,400,000 shares of its common stock at $0.125 per share to raise

                                  SCHEDULE 13D


-------------------------                             --------------------------
CUSIP No.   281649103                                      Page 4  of 5    Pages
-------------------------                             --------------------------


          $300,000. On approximately May 3, 2002, Eduverse terminated the offering pursuant to which it had sold 2,000,000 shares of common stock at $0.125 per share for aggregate gross proceeds of $250,000.00 The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of Eduverse.

     (ii) Eduverse issued 500,000 shares of common stock to Cox in accordance with the Subscription Agreement. Cox acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that he understood the economic risk of an investment in the securities, and that he had the opportunity to ask questions of and receive answers from Eduverse's management concerning any and all matters related to acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     Pursuant to the instructions for items (a) through (j) of Item 4, Cox has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Cox has acquired 500,000 shares of restricted common stock of Eduverse. Cox may consider the acquisition of additional securities of Eduverse, the issuer, but has no present plans or proposals to do so.

     (b) Cox has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Eduverse or to enter into extraordinary corporate transactions.

     (c) Cox has no present plans or proposals to cause a sale or transfer of a material amount of assets of Eduverse.

     (d) Cox plans to exercise the voting rights associated with ownership of shares of common stock of Eduverse.

     (e) Cox has no present plans or proposals to cause a material change in the capitalization of Eduverse.

     (f) Cox has no present plans or proposals to make any other material change to the business or corporate structure of Eduverse.

     (g) Cox has no present plans or proposals to change Eduverse's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Eduverse by any person.

     (h) Cox has no present plans or proposals to cause Eduverse's common stock from not being quoted on the OTC Bulletin Board.

     (i) Cox has no present plans or proposal relating to a class of securities of Eduverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Cox has no present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

                                  SCHEDULE 13D


-------------------------                             --------------------------
CUSIP No.   281649103                                      Page 5  of 5    Pages
-------------------------                             --------------------------



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on May 6, 2002, Cox beneficially owned 535,060 shares (or approximately 17.84% of the outstanding shares) of Eduverse's common stock as follows:

              Holder                       Number of Shares
              ------                       ----------------

              Alexander Cox                       35,060
              Alexander Cox                      500,000

              Total                              535,060

     (b) No Instruction C Person owns any other shares of common or preferred stock of Eduverse. Cox has sole power to vote or to direct the voting of the 535,060 shares of common stock of Eduverse held by Cox.

     (c) As of May 6, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Eduverse equity securities had been engaged in by Cox, or by any associates of said party, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 8, 2002                           /s/ Alexander Cox
--------------------                            --------------------------------
                                                Alexander Cox